# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tectonic Financial, Inc., CIK 0001766526
CUSIP: 87877Q109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: Chief Executive Officer, 16200 Dallas Parkway, Suite 190, Dallas, Texas (TX), 75248
Date of event which requires filing of this statement: 01/05/2026
Amends the filing with accession number 0001185185-22-000196
Filed by CIK 0001283832
Persons authorized to receive notices and communications: A. Haag Sherman, Chief Executive Officer, 16200 Dallas Parkway, Suite 190, Dallas, Texas (TX), 75248, (972) 720-9000

## Reporting persons
- A. Haag Sherman (CIK 0001283832): type of reporting person: individual (IN), partnership (PN), other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 2,101,000; shared voting power 0; sole dispositive power 2,101,000; shared dispositive power 0; aggregate amount beneficially owned 2,101,000 (39.78% of the class)
  Comment: * Mr. Sherman is the sole trustee of, and has voting power over the shares held by, The Sherman 2018 Irrevocable Trust and is the Chief Executive Officer of the general partner of, and has voting power over the shares held by, Sherman Tectonic FLP LP.
  
  1 Based on 5,280,986 shares of common stock of Tectonic Financial, Inc. issued and outstanding as of January 5, 2026.
- Sherman Tectonic FLP LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); member of a group; source of funds: personal funds (PF); sole voting power 370,000; shared voting power 0; sole dispositive power 370,000; shared dispositive power 0; aggregate amount beneficially owned 370,000 (7.01% of the class)
- The Sherman 2018 Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: personal funds (PF); sole voting power 1,719,000; shared voting power 0; sole dispositive power 1,719,000; shared dispositive power 0; aggregate amount beneficially owned 1,719,000 (32.55% of the class)
- George L. Ball: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 208,457; shared voting power 0; sole dispositive power 208,457; shared dispositive power 0; aggregate amount beneficially owned 208,457 (3.95% of the class)
- Darrell W. Cain: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 213,100; shared voting power 0; sole dispositive power 213,100; shared dispositive power 0; aggregate amount beneficially owned 213,100 (4.04% of the class)
- Michelle Baird: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 67,740; shared voting power 0; sole dispositive power 67,740; shared dispositive power 0; aggregate amount beneficially owned 67,740 (1.27% of the class)
  Comment: * Includes options covering 25,000 shares of our common stock, all of which are vested.
- The Bolt Family Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: personal funds (PF); sole voting power 349,417; shared voting power 0; sole dispositive power 349,417; shared dispositive power 0; aggregate amount beneficially owned 349,417 (6.62% of the class)
- IF Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: personal funds (PF); sole voting power 123,030; shared voting power 0; sole dispositive power 123,030; shared dispositive power 0; aggregate amount beneficially owned 123,030 (2.33% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Tectonic Financial, Inc.
Address of issuer's principal executive offices: Chief Executive Officer, 16200 Dallas Parkway, Suite 190, Dallas, Texas (TX), 75248
Comment:
This Amendment No. 2 on Schedule 13D (the "Second Amendment") filed on behalf of the Reporting Persons (as defined below) relates to the common stock, par value $0.01 per share (the "Common Stock"), of Tectonic Financial, Inc., a Texas corporation and registered financial holding company (the "Issuer"). This Second Amendment amends and supplements the original Schedule 13D, which was filed with the Securities and Exchange Commission (the "SEC") on February 14, 2020 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on February 15, 2022 (the "First Amendment"). The principal executive offices of the Issuer are located at 16200 Dallas Parkway, Suite 190, Dallas, Texas 75248. The Common Stock is not listed on any market or exchange, and it is not registered with the SEC. The Common Stock is entitled to one vote per share.

Each Item below amends and supplements the information disclosed under the corresponding Item of the Original Schedule 13D, as amended by the First Amendment, as described below. Except as specifically provided herein, this Second Amendment does not modify any of the information previously reported in the Original Schedule 13D, as amended by the First Amendment. Unless otherwise indicated, all capitalized terms used, but not defined, herein shall have the same meanings as set forth in the Original Schedule 13D. Information given in response to each Item shall be deemed incorporated by reference in all other Items, as applicable.

All beneficial ownership and voting percentage calculations in this Second Amendment with respect to the Common Stock are based on 5,280,986 shares of Common Stock outstanding as of January 6, 2026, with the exception of Mrs. Baird's whose is based on 5,305,986 shares of Common Stock and includes options covering an aggregate of 25,000 shares of Common Stock, which have vested and are exercisable within the next 60 days. All beneficial ownership calculations contained in this Second Amendment have been made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

## Item 2. Identity and Background
Name of person filing:
Paragraphs (a), (b) and (c) of Item 2 of the Original Schedule 13D, as amended by the First Amendment, is hereby amended and supplemented by adding the following:

(a) This Second Amendment is being filed by or on behalf of A. Haag Sherman, Sherman Tectonic FLP LP (the "Sherman LP"), The Sherman 2018 Irrevocable Trust (the "Sherman Trust"), George L. Ball, Darrell W. Cain, Michelle Baird, The Bolt Family Irrevocable Trust (the "Bolt Trust") and IF Holdings, LLC ("IF Holdings") (each a "Reporting Person" and, collectively, the "Reporting Persons").

The Reporting Persons comprise a group (the "Group") within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as defined and described in Item 6. The Reporting Persons are jointly filing this Second Amendment pursuant to that certain Amended Joint Filing Agreement, dated as of February 14, 2022, as described in more detail in Item 6 below.

Each of the following persons (who were previously identified in the Original Schedule 13D and the First Amendment) is no longer a member of the reporting group and is no longer a reporting person for purposes of Section 13(d) of the Exchange Act: Steven B. "Brad" Clapp, Thomas R. Sanders, Daniel C. Wicker, Steven L. Cain, Judson S. Crawford, Brian R. Bortz, Timothy B. Greaves, Toni D. Lee, Don A. Sanders Children's Trust dtd 2003, Don Weir, Julie Ellen Weir, Christopher K. Pittman, Ben T. Morris, Erick G. R. Kuebler, Wendi M. Kuebler, Charles Loretto, Hunter Satterfield, and Patrick Howard (collectively, the "Withdrawn Reporting Persons" and together with the Reporting Persons, the "Former Group").

(b) The address of each of the Reporting Persons is c/o 16200 Dallas Parkway, Suite 190, Dallas, Texas 75248.

(c) Set forth in Annex A attached hereto and incorporated herein by reference is a list of the persons required to be identified in respect of the Reporting Persons pursuant to General Instruction C to Schedule 13D (collectively, the "Covered Persons"), and the business address and, in the case of Covered Persons who are not Reporting Persons, the present principal occupation, of each of the Covered Persons. The principal business or occupation of each of the Reporting Persons is as follows:

Reporting Person A. Haag Sherman
Principal Business/Occupation Chief Executive Officer of the Issuer

Reporting Person Sherman LP
Principal Business/Occupation To invest the assets of Sherman LP for the benefit of its beneficiaries

Reporting Person Sherman Trust
Principal Business/Occupation To invest the assets of the Sherman Trust for the benefit of its beneficiaries

Reporting Person George L. Ball
Principal Business/Occupation Retired; former Executive Co-Chairman of Issuer

Reporting Person Darrell W. Cain
Principal Business/Occupation Former Partner of Cain, Watters & Associates, LLC ("Cain Watters")

Reporting Person Michelle Baird
Principal Business/Occupation Chief Financial Officer of the Issuer

Reporting Person Bolt Trust
Principal Business/Occupation To invest the assets of the Bolt Trust for the benefit of its beneficiaries

Reporting Person IF Holdings
Principal Business/Occupation To manage and invest the assets of IF Holdings for the benefit of its members
Residence or business address:
Paragraphs (a), (b) and (c) of Item 2 of the Original Schedule 13D, as amended by the First Amendment, is hereby amended and supplemented by adding the following:

(a) This Second Amendment is being filed by or on behalf of A. Haag Sherman, Sherman Tectonic FLP LP (the "Sherman LP"), The Sherman 2018 Irrevocable Trust (the "Sherman Trust"), George L. Ball, Darrell W. Cain, Michelle Baird, The Bolt Family Irrevocable Trust (the "Bolt Trust") and IF Holdings, LLC ("IF Holdings") (each a "Reporting Person" and, collectively, the "Reporting Persons").

The Reporting Persons comprise a group (the "Group") within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as defined and described in Item 6. The Reporting Persons are jointly filing this Second Amendment pursuant to that certain Amended Joint Filing Agreement, dated as of February 14, 2022, as described in more detail in Item 6 below.

Each of the following persons (who were previously identified in the Original Schedule 13D and the First Amendment) is no longer a member of the reporting group and is no longer a reporting person for purposes of Section 13(d) of the Exchange Act: Steven B. "Brad" Clapp, Thomas R. Sanders, Daniel C. Wicker, Steven L. Cain, Judson S. Crawford, Brian R. Bortz, Timothy B. Greaves, Toni D. Lee, Don A. Sanders Children's Trust dtd 2003, Don Weir, Julie Ellen Weir, Christopher K. Pittman, Ben T. Morris, Erick G. R. Kuebler, Wendi M. Kuebler, Charles Loretto, Hunter Satterfield, and Patrick Howard (collectively, the "Withdrawn Reporting Persons" and together with the Reporting Persons, the "Former Group").

(b) The address of each of the Reporting Persons is c/o 16200 Dallas Parkway, Suite 190, Dallas, Texas 75248.

(c) Set forth in Annex A attached hereto and incorporated herein by reference is a list of the persons required to be identified in respect of the Reporting Persons pursuant to General Instruction C to Schedule 13D (collectively, the "Covered Persons"), and the business address and, in the case of Covered Persons who are not Reporting Persons, the present principal occupation, of each of the Covered Persons. The principal business or occupation of each of the Reporting Persons is as follows:

Reporting Person A. Haag Sherman
Principal Business/Occupation Chief Executive Officer of the Issuer

Reporting Person Sherman LP
Principal Business/Occupation To invest the assets of Sherman LP for the benefit of its beneficiaries

Reporting Person Sherman Trust
Principal Business/Occupation To invest the assets of the Sherman Trust for the benefit of its beneficiaries

Reporting Person George L. Ball
Principal Business/Occupation Retired; former Executive Co-Chairman of Issuer

Reporting Person Darrell W. Cain
Principal Business/Occupation Former Partner of Cain, Watters & Associates, LLC ("Cain Watters")

Reporting Person Michelle Baird
Principal Business/Occupation Chief Financial Officer of the Issuer

Reporting Person Bolt Trust
Principal Business/Occupation To invest the assets of the Bolt Trust for the benefit of its beneficiaries

Reporting Person IF Holdings
Principal Business/Occupation To manage and invest the assets of IF Holdings for the benefit of its members
Present principal occupation or employment:
Paragraphs (a), (b) and (c) of Item 2 of the Original Schedule 13D, as amended by the First Amendment, is hereby amended and supplemented by adding the following:

(a) This Second Amendment is being filed by or on behalf of A. Haag Sherman, Sherman Tectonic FLP LP (the "Sherman LP"), The Sherman 2018 Irrevocable Trust (the "Sherman Trust"), George L. Ball, Darrell W. Cain, Michelle Baird, The Bolt Family Irrevocable Trust (the "Bolt Trust") and IF Holdings, LLC ("IF Holdings") (each a "Reporting Person" and, collectively, the "Reporting Persons").

The Reporting Persons comprise a group (the "Group") within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as defined and described in Item 6. The Reporting Persons are jointly filing this Second Amendment pursuant to that certain Amended Joint Filing Agreement, dated as of February 14, 2022, as described in more detail in Item 6 below.

Each of the following persons (who were previously identified in the Original Schedule 13D and the First Amendment) is no longer a member of the reporting group and is no longer a reporting person for purposes of Section 13(d) of the Exchange Act: Steven B. "Brad" Clapp, Thomas R. Sanders, Daniel C. Wicker, Steven L. Cain, Judson S. Crawford, Brian R. Bortz, Timothy B. Greaves, Toni D. Lee, Don A. Sanders Children's Trust dtd 2003, Don Weir, Julie Ellen Weir, Christopher K. Pittman, Ben T. Morris, Erick G. R. Kuebler, Wendi M. Kuebler, Charles Loretto, Hunter Satterfield, and Patrick Howard (collectively, the "Withdrawn Reporting Persons" and together with the Reporting Persons, the "Former Group").

(b) The address of each of the Reporting Persons is c/o 16200 Dallas Parkway, Suite 190, Dallas, Texas 75248.

(c) Set forth in Annex A attached hereto and incorporated herein by reference is a list of the persons required to be identified in respect of the Reporting Persons pursuant to General Instruction C to Schedule 13D (collectively, the "Covered Persons"), and the business address and, in the case of Covered Persons who are not Reporting Persons, the present principal occupation, of each of the Covered Persons. The principal business or occupation of each of the Reporting Persons is as follows:

Reporting Person A. Haag Sherman
Principal Business/Occupation Chief Executive Officer of the Issuer

Reporting Person Sherman LP
Principal Business/Occupation To invest the assets of Sherman LP for the benefit of its beneficiaries

Reporting Person Sherman Trust
Principal Business/Occupation To invest the assets of the Sherman Trust for the benefit of its beneficiaries

Reporting Person George L. Ball
Principal Business/Occupation Retired; former Executive Co-Chairman of Issuer

Reporting Person Darrell W. Cain
Principal Business/Occupation Former Partner of Cain, Watters & Associates, LLC ("Cain Watters")

Reporting Person Michelle Baird
Principal Business/Occupation Chief Financial Officer of the Issuer

Reporting Person Bolt Trust
Principal Business/Occupation To invest the assets of the Bolt Trust for the benefit of its beneficiaries

Reporting Person IF Holdings
Principal Business/Occupation To manage and invest the assets of IF Holdings for the benefit of its members

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is of the Original Schedule 13D, as amended by the First Amendment, is hereby amended and supplemented by adding the following:

Since we last reported the holdings of Common Stock by the Former Group on the First Amendment, (x) the Issuer has completed the Separation and Distribution (defined below in Item 4), (y) the Withdrawn Reporting Persons communicated to the Issuer that they wished to withdraw from the Former Group, and (z) previously awarded equity grants to Mrs. Baird vested, and she was awarded 5,000 restricted shares of Common Stock on January 5, 2026 that vested immediately. The information set forth in Item 4 of this Second Amendment is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is of the Original Schedule 13D, as amended by the First Amendment, is hereby amended and supplemented by adding the following:

We are filing this Second Amendment to report that Withdrawn Reporting Persons have left the Former Group and to update the holdings of certain other Reporting Persons as a result of the Separation and Distribution (defined below) and certain equity grants.

On January 5, 2026, the Issuer consummated the previously announced separation and distribution transactions in accordance with the Separation Agreement and Plan of Distribution (the "Separation Agreement"), dated as of December 19, 2025, by and among the Issuer, Tectonic Advisors, LLC, a Texas limited liability company and wholly-owned subsidiary of the Issuer ("Spinco"), and certain equity owners (the "TA Continuing Shareholders") of Cain Watters & Associates, LLC ("Cain Watters"), pursuant to which Spinco was separated from the Company and distributed to the TA Continuing Shareholders.

Pursuant to the Separation Agreement, the Issuer separated the business, operations, assets, and liabilities of Spinco from the Issuer's organizational structure (the "Separation") and distributed 100% of the outstanding membership interests of Spinco to the TA Continuing Shareholders (the "Distribution").

In connection with the Distribution, the Issuer received (i) 1,529,880 shares of Common Stock, representing approximately 22.31% of the fully diluted issued and outstanding shares of Common Stock as of the date of Distribution, and (ii) a promissory note issued by Spinco and payable to the Issuer in the amount of $35 million. Immediately following the Distribution, Spinco refinanced and paid the promissory note in full and the Issuer received $35 million in cash proceeds.

The foregoing description of the transactions contemplated by the Separation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Separation Agreement, attached as Exhibit 2.1 to the Company's Current Report on Form 8-K filed on December 19, 2025, and incorporated by reference herein.

The Issuer continues to qualify as a "controlled company" under applicable Nasdaq Marketplace Rules. Under such rules, Nasdaq-listed issuers that qualify as controlled companies may avail themselves of certain corporate governance exemptions involving board and committee independent director requirements. Except for the previously filed Amended and Restated Right of First Refusal, the Reporting Persons do not have any arrangement, relationship, understanding or agreement among them for the purpose of holding or disposing of any of such Common Stock.

Other than in connection with the contracts, arrangements, understandings or relationships with respect to securities of the Issuer described in Item 6 below, there are no other plans or proposals that would result in the acquisition of additional securities or disposition of additional securities of the Issuer.

Except as described above in this Item 4, the Reporting Persons do not have, as of the date hereof, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons reserves the right, however, to formulate such plans or proposals, and to take such action with respect to any or all of such matters and any other matters as they may determine in their sole discretion.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Paragraphs (a) and (b) of Item 5 of the Original Schedule 13D, as amended by the First Amendment, are hereby amended and supplemented by adding the following:

(a), (b) The Reporting Persons may be deemed to beneficially own an aggregate of 3,062,744 shares of Common Stock, or 58.0% of the outstanding shares of Common Stock. This amount includes shares beneficially owned as of the date hereof by each Reporting Person as set forth below.

(i) 2,101,000 shares, or 39.78% of the outstanding shares of Common Stock, by A. Haag Sherman, for which he has sole voting and dispositive power, including 1,719,000 shares of Common Stock as trustee of the Sherman Trust, 370,000 shares of Common Stock as the chief executive officer of the general partner of the Sherman LP and 12,000 shares of Common Stock held in an individual retirement account ("IRA") for his benefit;

(ii) 208,457 shares, or 3.95% of the outstanding shares of Common Stock, by George L. Ball, for which he has sole voting and dispositive power;

(iii) 213,100 shares, or 4.04% of the outstanding shares of Common Stock, by Darrell W. Cain, for which he has sole voting and dispositive power, including 10,000 shares of Common Stock held in an IRA for his benefit;

(iv) 67,740 shares, or 1.27% of the outstanding shares of Common Stock, by Michelle Baird, for which she has sole voting and dispositive power, including stock options covering 25,000 shares of Common Stock;

(v) 349,417 shares, or 6.62% of the outstanding shares of Common Stock, by the Bolt Trust, for which it has sole voting and dispositive power; and

(vi) 123,030 shares, or 2.33% of the outstanding shares of Common Stock, by IF Holdings, for which it has sole voting and dispositive power.

Except as described in this Second Amendment, no shares of Common Stock are beneficially owned by the Covered Persons in their individual capacity.
Number of shares as to which each person has sole or shared power to vote or dispose:
Paragraphs (a) and (b) of Item 5 of the Original Schedule 13D, as amended by the First Amendment, are hereby amended and supplemented by adding the following:

(a), (b) The Reporting Persons may be deemed to beneficially own an aggregate of 3,062,744 shares of Common Stock, or 58.0% of the outstanding shares of Common Stock. This amount includes shares beneficially owned as of the date hereof by each Reporting Person as set forth below.

(i) 2,101,000 shares, or 39.78% of the outstanding shares of Common Stock, by A. Haag Sherman, for which he has sole voting and dispositive power, including 1,719,000 shares of Common Stock as trustee of the Sherman Trust, 370,000 shares of Common Stock as the chief executive officer of the general partner of the Sherman LP and 12,000 shares of Common Stock held in an individual retirement account ("IRA") for his benefit;

(ii) 208,457 shares, or 3.95% of the outstanding shares of Common Stock, by George L. Ball, for which he has sole voting and dispositive power;

(iii) 213,100 shares, or 4.04% of the outstanding shares of Common Stock, by Darrell W. Cain, for which he has sole voting and dispositive power, including 10,000 shares of Common Stock held in an IRA for his benefit;

(iv) 67,740 shares, or 1.27% of the outstanding shares of Common Stock, by Michelle Baird, for which she has sole voting and dispositive power, including stock options covering 25,000 shares of Common Stock;

(v) 349,417 shares, or 6.62% of the outstanding shares of Common Stock, by the Bolt Trust, for which it has sole voting and dispositive power; and

(vi) 123,030 shares, or 2.33% of the outstanding shares of Common Stock, by IF Holdings, for which it has sole voting and dispositive power.

Except as described in this Second Amendment, no shares of Common Stock are beneficially owned by the Covered Persons in their individual capacity.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. 2.1
Description Separation and Distribution Agreement dated December 19, 2025 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on December 19, 2025)

Exhibit No. 24.1
Description Power of Attorney, dated February 7, 2020, appointing A. Haag Sherman, Patrick Howard and Ken Bramlage as Attorneys-in-Fact for the Reporting Persons (incorporated by reference to Exhibit 24.1 of the Schedule 13D filed by the Issuer on February 14, 2020)

Exhibit No. 24.2
Description Power of Attorney, dated February 1, 2022, appointing A. Haag Sherman, Patrick Howard and Ken Bramlage as Attorneys-in-Fact for the New Reporting Persons (incorporated by reference to Exhibit 24.2 of Amendment No. 1 to Schedule 13D filed by the Issuer on February 15, 2022)

Exhibit No. 99.1
Description Amended and Restated Right of First Refusal, dated February 14, 2022, by and among the Company and the Reporting Persons (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to Schedule 13D filed by the Issuer on February 15, 2022)

Exhibit No. 99.2
Description Joint Filing Agreement, dated February 7, 2020, by and among the Reporting Persons (incorporated by reference to Exhibit No. 99.2 of the Schedule 13D filed by the Issuer on February 14, 2020)

Exhibit No. 99.3
Description Amended Joint Filing Agreement, dated February 14, 2022 (incorporated by reference to Exhibit 99.3 of Amendment No. 1 to Schedule 13D filed by the Issuer on February 15, 2022)

## Signatures
- A. Haag Sherman: /s/ A. Haag Sherman, A. Haag Sherman (01/07/2026)
- Sherman Tectonic FLP LP: /s/ A. Haag Sherman, A. Haag Sherman/CEO of the general partner of Sherman Tectonic FLP LP (01/07/2026)
- Sherman Tectonic FLP LP: /s/ By A. Haag Sherman as Attorney-in-Fact for George L. Ball, Darrell W. Cain (01/07/2026)
- Sherman Tectonic FLP LP: /s/ Michelle Baird, Michelle Baird (01/07/2026)
- The Sherman 2018 Irrevocable Trust: /s/ A. Haag Sherman, A. Haag Sherman/ Trustee (01/07/2026)
- George L. Ball: /s/ By A. Haag Sherman as Attorney-in-Fact for George L. Ball, George L. Ball (01/07/2026)
- Darrell W. Cain: /s/ By A. Haag Sherman as Attorney-in-Fact for Darrell W. Cain, Darrell W. Cain (01/07/2026)
- Michelle Baird: /s/ Michelle Baird, Michelle Baird (01/07/2026)
- The Bolt Family Irrevocable Trust: /s/ By A. Haag Sherman as Attorney-in-Fact for Tracy A. Bolt, Tracy A. Bolt/Trustee (01/07/2026)
- IF Holdings, LLC: /s/ By A. Haag Sherman as Attorney-in-Fact for Randall W. Woods, Randall W. Woods/Manager (01/07/2026)